SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.  )*

NORTHEAST BANCORP
(Name of Issuer)
Common Stock, Par Value $1.00 per share
(Title of Class of Securities)
663904100
(CUSIP Number)
Michael R. Mayberry Senior Vice President - Legal Continental Grain Company 277 Park Avenue New York, NY 10172 (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐
___________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 663904100	13D	Page 2 of 12

1	NAME OF REPORTING PERSON: Arlon Capital Partners II LP
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904100	13D	Page 3 of 12

1	NAME OF REPORTING PERSON: Arlon Capital Partners General Partner II LP
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904100	13D	Page 4 of 12

1	NAME OF REPORTING PERSON: Arlon Capital Partners Management Company LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904100	13D	Page 5 of 12

1	NAME OF REPORTING PERSON: Continental Grain Company
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 36-0947870

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 663904100	13D	Page 6 of 12

1	NAME OF REPORTING PERSON: Paul J. Fribourg
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 663904100	13D	Page 7 of 12

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of Northeast Bancorp, a corporation organized under the laws of the state of Maine (the “Issuer”), with its principal executive offices located at 500 Canal Street, Lewiston, Maine 04240. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

(a) – (c) This Schedule 13D is being jointly filed by Arlon Capital Partners II LP, a Delaware limited partnership (“Arlon”), Arlon Capital Partners General Partner II LP, a Delaware limited partnership (“ACP GP”), Arlon Capital Partners Management Company LLC, a Delaware limited liability company (“ACP Management”), Continental Grain Company, a Delaware corporation (“CGC”), and Paul J. Fribourg, a natural person and citizen of the United States of America (collectively, together with Arlon, ACP GP, ACP Management and CGC, the “Reporting Persons”).  The principal business of Arlon is to make investments.  Arlon’s sole general partner is ACP GP, whose principal business is to act as the general partner of Arlon and Arlon Capital Partners LP.  ACP GP’s sole general partner is ACP Management, whose principal business is to act as the general partner of ACP GP.  ACP Management’s sole member is CGC, whose principal business is agribusiness and making investments.  Mr. Fribourg is the Chairman, Chief Executive Officer and President of CGC.

The executive officers and directors of CGC are as follows:

Paul Fribourg, Chairman, Chief Executive Officer and President
Teresa E. McCaslin, Executive Vice President - Chief Human Resources & Administrative Officer
David A. Tanner, Executive Vice President - Investments
Michael J. Zimmerman, Executive Vice President and Chief Financial Officer
Charles Fribourg, Director
Alan H. Fishman, Director
Henry Kissinger, Director
Jim Manzi, Director
Gerald Rosenfeld, Director
Morton Sosland, Director
Stephen R. Volk, Director
James D. Wolfensohn, Director

The business address of the Reporting Persons and each of the other persons identified in this Item 2 is 277 Park Avenue, New York, NY 10172.

(d) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other persons identified in this Item 2, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other persons identified in this Item 2, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

CUSIP No. 663904100	13D	Page 8 of 12

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger,  dated March 30, 2010 (the “Merger Agreement”), between FHB Formation LLC (“FHB”) and the Issuer, Arlon purchased limited liability company units in FHB for $4,571,598 in the aggregate, which units were immediately exchanged in the merger for 317,286 shares of Common Stock.  The source of these funds was mainly from the investment capital of CGC, which was provided to Arlon from CGC as a limited partner of Arlon pursuant to a capital call.  The remainder of the funds were provided by other limited partners of Arlon pursuant to a capital call.

Item 4.  Purpose of Transaction

The shares of Common Stock were acquired primarily for investment purposes.  Each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures at it deems appropriate from time to time in furtherance of such interests.  Each of the Reporting Persons may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.   Each of the Reporting Persons may also from time to time discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries, or take such other similar actions as such Reporting Persons may deem appropriate.  In connection with the closing of the transactions contemplated by the Merger Agreement, Mr. David Tanner, Executive Vice President-Investments of CGC, has been appointed to the board of directors of the Issuer, and that position may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Items 4(a)-(j) of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one of more of the matters described in Items 4(a)-(j) of Schedule 13D.  Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) Arlon directly owns 317,286 shares of Common Stock, representing approximately 9.08% of the outstanding Common Stock, and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole general partner of Arlon, ACP GP may be deemed to beneficially own 317,286 shares of Common Stock, representing approximately 9.08% of the outstanding Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole general partner of ACP GP, ACP Management may be deemed to beneficially own 317,286 shares of Common Stock, representing approximately 9.08% of the outstanding Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

CUSIP No. 663904100	13D	Page 9 of 12

By virtue of being the sole member of ACP Management and the holder of an indirect majority interest in Arlon, CGC may be deemed to beneficially own 317,286 shares of Common Stock, representing approximately 9.08% of the outstanding Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the Chairman, Chief Executive Officer and President of CGC and being one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in CGC, Mr. Fribourg may be deemed to beneficially own 317,286 shares of Common Stock, representing approximately 9.08% of the outstanding Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Fribourg is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Each of the responses to this Item 5(a)-(b) are based on there being a total of 3,492,498 shares of Common Stock issued and outstanding, after given effect to the merger contemplated by the Merger Agreement.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The shares of Common Stock were acquired in connection with the closing of the transactions contemplated by the Merger Agreement.  References to and descriptions of the Merger Agreement are qualified in their entirely by reference to the Merger Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein.  Under the Merger Agreement, the Issuer has agreed to provide Arlon and certain other of the Issuer’s shareholders with registration rights, including certain rights to require the Issuer to file a resale registration statement and to effect an underwritten registered offering of such shareholder’s shares of Common Stock, as well as certain rights to have such shares covered by any other registration statements filed by the Issuer. References to and descriptions of the registration rights provided by the Merger Agreement are qualified in their entirely by reference to the Schedule 6.20 (Registration Rights) to the Merger Agreement, which schedule is attached hereto as Exhibit 99.3 and is incorporated herein.

CUSIP No. 663904100	13D	Page 10 of 12

Item 7.  Material to be filed as Exhibits.

Exhibit No.	Document
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of January 3, 2011, by and among the Reporting Persons.
99.2
Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Northeast Bancorp (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).

99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Northeast Bancorp.

CUSIP No. 663904100	13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 3, 2011

Arlon Capital Partners II LP

By:	Arlon Capital Partners II General Partners LP, its general partner

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Capital Partners II General Partners LP

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Capital Partners Management Company LLC

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Continental Grain Company

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

Paul J. Fribourg

By:	/s/ Paul J. Fribourg

CUSIP No. 663904100	13D	Page 12 of 12

Exhibit Index
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of January 3, 2011, by and among the Reporting Persons.
99.2
Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Northeast Bancorp (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).

99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Northeast Bancorp.